January 18, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Rebekah Moore
Kevin W. Vaughn

Re:	Habersham Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-13153

Dear Ms. Moore and Mr. Vaughn:

We are in receipt of the Staff’s comments to the Company’s Form 10-K for the fiscal year ended December 31, 2006, conveyed to us by letter dated December 19, 2007.  Set forth below is the Company’s response to each of the Staff’s comments.  For your convenience, the Staff’s comments are reproduced in their entirety in bold below, and the Company’s responses thereto are set forth after each comment.

Exhibit 13
Consolidated Financial Statements
Audit Report, page 1

1.	Please amend your filing to include a signed audit report. Refer to Article 2-02(a) of Regulation S-X.

The omission of a signed audit report in Form 10-K was an oversight.  Please see attached signed audit letter – Attachment A.

Note 2. Summary of Significant Accounting Policies

General

2.	Please revise accounting policies for your derivative instruments.

Our accounting policy for derivative instruments was included in Note 12 of our consolidated financial statements for the year ended December 31, 2006.  We will revise future filings to include our derivative accounting policy in Note 2 - Summary of Significant Accounting Policies as follows:
Derivative Instruments and Hedging Activities

The fair value of derivatives is recognized in the financial statements as assets or liabilities.  The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception.  The change in fair value of instruments used as fair value hedges is accounted for in the income of the period simultaneous with accounting for the fair value change of the item being hedged.  The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than income.  The change in fair value of derivative instruments that do not qualify as a hedge is accounted for in the income of the period of the change.

Note 3. Business Combination

3.
Please revise to include the disclosures required by paragraphs 51(e) and 51(h) and all of the disclosures required by paragraphs 52 through 55 of SFAS 141. To the extent that you did not provide these disclosures because you believe them to be immaterial, please provide us with your quantitative analysis and include the information required by the disclosures in your response.

The investment in Liberty Bank and Trust (“LB&T”) was deemed insignificant as none of the following required tests calculated a significance level of 20% or greater under Regulation S-X Rule 1-02(w), as applied under Rule 3-05 of Regulation S-X.  The definitive agreement to purchase LB&T was finalized in 2004.  We initially performed the significance test utilizing the 12/31/03 final year-end balances, as outlined in Rule 102(w).  We again performed the test upon consummation of the transaction in 2005 utilizing the 12/31/04 year-end balances.  To further support that the acquisition was insignificant, we again performed the test utilizing the balances closest to the actual closing of the transaction.  All tests performed indicated that the acquisition was not significant.

Investment Test / Purchase Price Test
Purchase price of 100% interest in LB&T	$4,425,000
Consolidated total assets of Habersham Bancorp as of 6-30-05	$406,041,000
Percentage of LB&T total assets to HABC consolidated assets	1.09%

Asset Test
Assets of LB&T - 7-22-05	$23,248,163
Consolidated total assets of Habersham Bancorp as of 6-30-05	$406,041,000
Percentage of LB&T assets to Habersham Bancorp consolidated assets	5.73%

Pretax Income Test
Pretax income from continuing operations of LB&T – 7-22-05	$17,076
Consolidated pretax income from continuing operations of Habersham Bancorp	$2,144,000
Percentage of LB&T income to Habersham Bancorp Consolidated income	.80%

The disclosures included in Note 3. -  Business Combination were made in an attempt to provide additional information about the company’s expansion into another market area and not as a requirement under SFAS 141.

Note 12. Derivative Instruments and Hedging Activities, page 17

4.
Please revise to disclose how you measure hedge ineffectiveness; both at inception and on an ongoing basis for your interest rate swaps. To the extent you are assessing hedge effectiveness under paragraphs 65 and 68 of SFAS 133; please revise to disclose how each hedging relationship met the requirements to use such tests.

The Bank entered into two borrowing arrangements with the Federal Home Loan Bank (FHLB) to fund our increasing demand for loans.  The first advance was obtained on May 21, 2004 in the amount of $3,000,000.  The terms of the advance are interest payments due quarterly at a variable interest rate of 3 month LIBOR plus 23 basis points until maturity on May 21, 2009.  The interest payment dates are February 21st, May 21st, August 21st and November 21st of each year.  The interest rate “repricing date” is 2 days prior to the interest payment dates and is adjusted on the interest repayment dates.  The second advance was obtained on August 26, 2004 in the amount of $3,000,000.  The terms of the advance are interest payments due quarterly at a variable interest rate of 3 month LIBOR plus 23 basis points until maturity on August 26, 2009.  The interest payment dates are February 26th, May 26th, August 26th and November 26th of each year.  The interest rate “repricing date” is 2 days prior to the interest payment dates and is adjusted on the interest repayment dates.

In order to manage our interest rate risk exposure to the variable rate debt, we entered into two interest rate swaps with Compass Bank at the same time we entered into the advances with the FHLB.  The first swap was entered into on May 21, 2004 with a notional amount of $3,000,000.  The agreement calls for the Bank to receive a variable interest rate equal to the 3 month LIBOR rate and pay a fixed rate of 4.5%.  The interest payment dates and the repricing dates are the same as the hedged FHLB advance.  The swap terminates on May 29, 2009, which coincides with the maturity of the hedged FHLB advance.  The second swap was entered into on August 26, 2004 with a notional amount of $3,000,000.  The agreement calls for the Bank to receive a variable interest rate equal to the 3 month LIBOR rate and pay a fixed rate of 4.05%.  The interest payment dates and the repricing dates are the same as the hedged FHLB advance.  The swap terminates on August 26, 2009, which coincides with the maturity of the hedged FHLB advance.  The fair value of both swaps was $0 at inception.

We believe the above swaps qualify for hedge accounting under SFAS 133.  Since the Bank is hedging variable rate debt, the hedges are accounted for as cash flow hedges.  In accordance with SFAS 133 paragraph 20(a), we documented, at inception, the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness will be assessed.  The hedges were designed to be highly effective as all terms of the swaps are matched to the FHLB advances.  However, we do not utilize the short-cut methodology for measuring effectiveness under SFAS paragraphs 65 or 68 due to the company's ability to prepay on the FHLB advances.  We, therefore, utilize the long-haul methodology to measure the effectiveness of the hedges.  Because of the matching terms of the advances and the interest rate swaps, with the exception of the prepayment ability, the hedges would continue to be highly effective as long as the FHLB advances continued to be outstanding.  On a quarterly basis, we prepare documentation to ensure the debt remains outstanding and that the credit risk of the swap counterparty (Compass Bank) has not diminished.  If the debt is outstanding and there has been no change in the credit risk of the swap counterparty, the hedge is deemed to remain effective.  Any changes in the fair value of the swaps are recorded on the balance sheet and accounted for in accumulated other comprehensive income, net of tax.  If the debt were no longer outstanding, or there was a credit risk problem (default) of the swap counterparty, the hedge would no longer be deemed effective and the fair value of the swaps would be reclassified from accumulated other comprehensive income to current earnings.

In connection with responding to our comments, Habersham Bancorp acknowledges that:

Habersham Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

Habersham Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the Company’s responses to the Staff’s comments set forth above, please contact the undersigned at (706) 778-1000
Ext: 3800.

Sincerely,

\s\Annette Banks

Annette Banks
Chief Financial Officer
Habersham Bancorp
282 Historic Highway 441 North
P.O. Box 1980
Cornelia, Georgia 30531

Attachment A
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Habersham Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Habersham Bancorp and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Habersham Bancorp and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

\s\Porter Keadle Moore, LLP

Atlanta, Georgia
March 6, 2007